

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2011

Glenn K.C. Ching
Senior Vice President,
Corporate Secretary and General Counsel
Central Pacific Financial Corp.
220 South King Street
Honolulu, Hawaii 96813

> **Re:** **Central Pacific Financial Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **and Documents Incorporated by Reference**
> **Filed April 1, 2011**
> **File No. 333-172479**

Dear Mr. Ching:

We have reviewed your response letter and amended registration statement filed on April 1, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1

General

1. We note your response to prior comment 3 in our letter dated March 25, 2011. Please provide us with a letter from FINRA stating that the compensation arrangements for Wells Fargo Bank, N.A. and Sandler O'Neill in connection with the Rights Offering do not require FINRA approval.

Cover Page

2. We note your revised disclosure in response to prior comment 3 in our letter dated March 25, 2011. Please further revise your disclosure to quantify the "customary transaction

fees" to which Wells Fargo is entitled in connection with the Rights Offering. Refer to Item 501 of Regulation S-K. In addition, disclose the fees to be paid to Sandler O'Neill.

Questions and Answers Related to this Rights Offering

Will our directors and executive officers participate in this Rights Offering?, page 7

3.   We note your response to prior comment 11 in our letter dated March 25, 2011. Please revise your Q&A to disclose the information provided in your response.

Use of Proceeds, page 33

4.   We note your response to prior comment 21 in our letter dated March 25, 2011. Please revise the "Use of Proceeds" section to disclose the amount of accrued and unpaid interest currently outstanding, as provided in your response.

Plan of Distribution, page 33

5.   Please refer to comment 2 above and to Item 508 of Regulation S-K.

PART II

Item 15. Recent Sales of Unregistered Securities, page II-4

6.   We note your response, which was provided in the Confidential Letter, to prior comment 26 in our letter dated March 25, 2011. Please revise your disclosure in Item 15 to disclose the information provided in response to prior comment 26, including without limitation the fees to which Sandler is entitled in connection with the Rights Offering, or provide us your legal analysis explaining why such information is not required to be disclosed. Refer to Item 701 of Regulation S-K.

Exhibit 4.4

7.   We note that Section 19 of the Subscription Agent Agreement references a fee schedule that has been "previously provided" to the company. Please file this schedule as an exhibit to your next amendment.

Accounting Comments

        Please revise both registration statements to address the accounting comments below. The legal comments on File Number 333-172480 will follow under separate cover.

Capitalization and Pro forma Financial Information

Pro forma Consolidated Balance Sheet, page 34

8.   Please refer to our previous comment 9 in our letter dated March 25, 2011 related to File
        No. 333-172480. We note that you revised your rate of exercise to 50%. For the
        purposes of disclosing the potential impact of the variability of this assumption rate,
        please revise your footnotes to this table to show the impact of an exercise rate of 0% and
        100% on your major balance sheet and income statement items, respectively.

9.   Please refer to our previous comment 10 in our letter dated March 25, 2011 related to File
        No. 333-172480. We note your revised disclosure and the revised table on page 35.
        Please revise to disclose how you determined that it was factually supportable to reflect
        the actual shares issued in the private placement, TARP exchange and rights offering as
        the weighted average shares outstanding for the entire year. We note that these shares
        will not be outstanding for the full year.

10.   Please refer to our previous comment 11 in our letter dated March 25, 2011 related to File
        No. 333-172480. We note your revised disclosure regarding the classification of the
        adjustment to the warrants in your footnote on page 35. It remains unclear how you
        determined that the adjustment should be classified as a liability since the exchange of the
        Old Warrants for the Amended Warrants does not appear to require cash settlement.
        Rather, the terms of the warrant as disclosed appear to call for adjustment of the exercise
        price of the shares to be issued as well as the number of shares to be issued. Please
        provide a more complete analysis as to how you concluded that the adjustment should be
        classified as a liability. Tell us in detail and revise your disclosure to briefly identify the
        term(s) of the warrant that result in liability classification. Tell us the specific section of
        the literature on which you relied in your conclusion that liability classification was
        appropriate.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Critical Accounting Policies and Use of Estimates

Loans Held for Sale, page 48

11.   Please refer to our previous comment 26 in our letter dated March 25, 2011 related to File
        No. 333-172480. We believe the information provided in your response to this comment
        would be meaningful to the reader. Given the significant increase in the provision for
        representations and warranties expense during the current year as well as the increasing
        trends of repurchase demands, please confirm that you will provide the information

included in your response in future filings. Alternatively, please revise to tell us in greater detail why you believe the disclosure is not necessary.

You may contact Rebekah Lindsey at (202) 551-3303 or Kevin W. Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Counsel

cc: (facsimile only)
        Alison S. Ressler
        Sullivan & Cromwell LLP
        (310) 712-8800